09040617

TATES
ANGE COMMISSION
.D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Investment Servicesç Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Main Place - Suite 301
(No. and Street)

Winfield, Kansas 67156
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don H. Ehling 620-221-9570
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bassford, Kent Randall
(Name – *if individual, state last, first, middle name*)

800 Main Place Winfield, Kansas 67156
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don H. Ehling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Investment Services, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Don H Ehling
Signature

President
Title

Kathy Meyer
Notary Public

KATHY MEYER
Notary Public - State of Kansas
My Appt. Expires Aug. 13, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

INDEPENDENT AUDITOR'S REPORT

March 27, 2009

Professional Investment Services, Inc.
800 Main Place
Winfield, Kansas 67156

I have audited the accompanying balance sheet of Professional Investment Services, Inc. (an "S" Corporation) as of December 31, 2008, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statement are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance avout whether the financial statements are free of material misstatement. An audit includes examining , on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to in the first paragraph present fairly the financial position of Professional Investment Services, Inc. at December 31, 2008, the result of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have examined the supplementary schedules and in my opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Kent R. Bassford
Certified Public Accountant

Name of Broker Dealer: PROFESSIONAL INVESTMENT SERVIC [0013]

SEC File Number: 8- 29657 [0014]

Address of Principal Place of Business: 800 MAIN PLACE [0020]

WINFIELD [0021] KS [0022] 67156 [0023]

Firm ID: 13703 [0015]

For Period Beginning 01/01/2008 [0024] And Ending 12/31/2008 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DON H. EHLING, PRESIDENT [0030] Phone: (620)221-9570 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☒ [0042]

Consolidated ◯ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	15,922 [0200]		15,922 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	15,037 [0295]		
	B. **Other**	[0300]	[0550]	15,037 [0810]
3.	Receivables from non-customers	7,415 [0355]	[0600]	7,415 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			

B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. **Exempted securities** [0170]			
B. **Other securities** [0180]			
8. Memberships in exchanges:			
A. **Owned, at market** [0190]			
B. **Owned, at cost**		[0650]	
C. **Contributed for use of the company, at market value**		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	4,079 [0680]	4,079 [0920]
11. Other assets	[0535]	1,457 [0735]	1,457 [0930]
12. **TOTAL ASSETS**	38,374 [0540]	5,536 [0740]	43,910 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. **Clearance account**	[1114]	[1315]	0 [1560]
	B. **Other**	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	7,935 [1205]	[1385]	7,935 [1685]
18.	Notes and mortgages payable:			
	A. **Unsecured**	[1210]		0 [1690]
	B. **Secured**	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. **Cash borrowings:**		[1400]	0 [1710]
	1. **from outsiders** [0970]			
	2. **Includes equity subordination (15c3-1(d)) of** [0980]			
	B. **Securities borrowings, at market value:**		[1410]	0 [1720]
	from outsiders [0990]			
	C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]

1. from outsiders	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		7,935 [1230]	0 [1450]	7,935 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ________ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	29,140 [1792]
C. Additional paid-in capital	28,191 [1793]
D. Retained earnings	-21,356 [1794]
E. Total	35,975 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	35,975 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	43,910 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	Period Ending	Number of months
10/01/2008 [3932]	12/31/2008 [3933]	3 [3931]

REVENUE

1.	Commissions:			
	a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b.	**Commissions on listed option transactions**		[3938]
	c.	**All other securities commissions**	47,650	[3939]
	d.	**Total securities commissions**	47,650	[3940]
2.	Gains or losses on firm securities trading accounts			
	a.	**From market making in options on a national securities exchange**		[3945]
	b.	**From all other trading**		[3949]
	c.	**Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts			[3952]
4.	Profit (loss) from underwriting and selling groups			[3955]
5.	Revenue from sale of investment company shares		92,336	[3970]
6.	Commodities revenue			[3990]
7.	Fees for account supervision, investment advisory and administrative services			[3975]
8.	Other revenue		16,544	[3995]
9.	Total revenue		156,530	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		8,344	[4120]
11.	Other employee compensation and benefits			[4115]
12.	Commissions paid to other broker-dealers		119,256	[4140]
13.	Interest expense			[4075]
	a.	**Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		3,183	

		[4195]
15. Other expenses		37,428 [4100]
16. Total expenses		168,211 [4200]

NET INCOME

17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-11,681 [4210]
18. Provision for Federal Income taxes (for parent only)		[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a. After Federal income taxes of	[4238]	
20. Extraordinary gains (losses)		[4224]
a. After Federal income taxes of	[4239]	
21. Cumulative effect of changes in accounting principles		[4225]
22. Net income (loss) after Federal income taxes and extraordinary items		-11,681 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items		[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)(1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k)(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k)(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 45123 [4335A]	SOUTHWEST SECURITIES, INC. [4335A2]	All [4335B]
8- ___ [4335C]	___ [4335C2]	___ [4335D]
8- ___ [4335E]	___ [4335E2]	___ [4335F]
8- ___ [4335G]	___ [4335G2]	___ [4335H]
8- ___ [4335I]	___ [4335I2]	___ [4335J]

D. (k)(3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		35,975 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		35,975 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		35,975 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	5,536 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-5,536 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		30,439 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities**		

borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			30,439 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	529 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	25,439 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	29,645 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		7,935 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities		

borrowed for which no equivalent value is paid or credited [3810]

C. Other unrecorded amounts(List)

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19. Total aggregate indebtedness	7,935 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 26 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		47,656 [4240]
A.	**Net income (loss)**		-11,681 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		35,975 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

PROFESSIONAL INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Operations (Loss)	$ (11,681)
Add Items Not Requiring Cash Outlay Depreciation	1,254
Net (Increase) Decrease in Other Assets	(205)
Net (Increase) Decrease in Receivables	10,756
Net Increase (Decrease) in Accounts Payable	(10,290)
Net Cash Provided/(Used) by Operations	$ (10,166)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchased Equipment	$ (1,708)
CASH FLOWS FROM FINANCING ACTIVITIES	
None .	$ -
NET INCREASE/ (DECREASE) IN CASH	$ (11,874)
CASH AT BEGINNING OF YEAR	27,796
CASH AT END OF YEAR	$ 15,922

NOTE:

Total interest paid during the fiscal year ending December 31, 2008 was $0. The corporation is an "S" Corporation and pays no income taxes.

The accompanying notes to Financial Statements are an integral part of this statement.

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2008

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the company are as follows:

Operations- The company was formed September 23, 1983 and was operated as a sole proprietorship until the entity was incorporated as of October 1, 1984. The company is a non-clearing broker and as such does not handle any customer securities. All customer transactions are handled by Southwest Securities, Inc.

Accounting- The company maintains its books on a modified accrual method of accounting.

Cash & Cash equivalents consist of all savings accounts and checking accounts owned by Professional Investment Services, Inc.

2. CASH

Cash consists of the following:

Petty Cash	$	25
Cash in Bank		15,897
	$	15,922

3. RECEIVABLES

Receivables as of December 31, 2008 consist of the following:

Accounts Receivable	$	22,452
Accounts Receivable from Non-customers		-
	$	22,452

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	Cost	Accumulated Depreciation	Book Value
Office Furniture and Equipment	$ 86,075	$ 83,278	$ 2,797
Leasehold Improv.	2,584	1,302	1,282
	$ 88,659	$ 84,580	$ 4,079

PROFESSIONAL INVESTMENT SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2008

4. PROPERTY AND EQUIPMENT (Cont.)
The equipment is being depreciated under Various Methods using a 7 year life. Leasehold improvements are being amortized over 40 years using the straight-line method. Depreciation expense for the fiscal year ended December 31, 2008 was $1254.00.

5. INCOME TAXES
Professional Investment Services, Inc. has elected to be taxed as a sub-chapter S corporation, therefore, no income taxes are accrued on the corporation since any liability for income taxes will be the liability of the stockholders.

6. ACCOUNTS PAYABLE
Accounts payable and accrued liabilities consist of the following:

Account Payable-Trade	$	7,934

7. RECONCILIATION WITH QUARTERLY REPORTS

		Income		Owners Equity
As shown on quarterly Reports	$	(12,530)	$	32,466
Prior Period Adjustment		849		3,509
As shown per Audit	$	(11,681)	$	35,975

8. COMPENSATED ABSENCES PAYABLE
The amount of compensated absences payable cannot be reasonably estimated.

9. COMMON STOCK
100,000 shares common stock authorized with a par value of $1.00. 29,140 shares are issued and outstanding.

10. ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management.

11. FAIR MARKET VALUE DISCLOSURE

Accounts receivable and accounts payable account balances as of 12-31-08 approximate fair market value.

KENT R. BASSFORD
CERTIFIED PUBLIC ACCOUNTANT
800 Main Place
Winfield, Kansas 67156
(620) 221-6241

March 27, 2009

Professional Investment Services, inc.
800 Main Place
Winfield, KS 67156

In planning and performing our audit of the financial statements of Professional Investment Services (PIS) for the year ended December 31, 2008 (on which we issued our report dated March 29, 2009), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of diffrences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regualtion 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the exprected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1/16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures my deteriorate.

Our consideration of the Company's internal control would not necesssarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activiites for safeguarding securities, that we consider to be material weaknessess as defined above.

We understand that practices and prcedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their pukrposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regualtions, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Kent Bassford, CPA